# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bluejay Diagnostics, Inc., CIK 0001704287
CUSIP: 095633608
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 360 Massachusetts Avenue, Suite 203, Acton, Massachusetts (MA), 01720
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0001982476
Persons authorized to receive notices and communications: Ross. D. Carmel, Esq., 1185 Avenue of the Americas, 26th Floor, New York, New York (NY), 10036, (212) 930-9700

## Reporting persons
- Braeden Lichti (CIK 0001982476): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On June 2, 2026, Mr. Lichti sold all of his previously owned shares of the Issuer's common stock and no longer beneficially owns any shares of common stock of the Issuer. Accordingly, this filing is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.
- Northstrive Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Braeden Lichti is, as of the date of this Schedule 13D, the Manager of Northstrive Fund II LP ("Northstrive Fund"). On June 2, 2026, Northstrive Fund sold all of its previously owned shares of the Issuer's common stock and no longer beneficially owns any shares of common stock of the Issuer. Accordingly, this filing is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Bluejay Diagnostics, Inc.
Address of issuer's principal executive offices: 360 Massachusetts Avenue, Suite 203, Acton, Massachusetts (MA), 01720
Comment: Mr. Braeden Lichti and Northstrive Fund previously filed a Schedule 13D on March 11, 2026. This Amendment No. 1 relates to the Common Stock of the Issuer and amends the Schedule 13G. The principal executive offices of the Issuer are located at 360 Massachusetts Avenue, Suite 203, Acton, MA 01720.

## Item 2. Identity and Background
Name of person filing: Mr. Lichti serves as the Manager of Northstrive Fund. As of the date of this Amendment, neither Reporting Person beneficially owns any shares of the Issuer's Common Stock, as reflected on the cover pages and in Item 5.
Residence or business address: The address of each of the Reporting Persons is 120 Newport Center Drive, Newport Beach, CA 92660.
Present principal occupation or employment: Northstrive Fund is principally engaged in the business of investments into private and public securities. Mr. Lichti is principally engaged as the Chief Executive Officer of Northstrive Companies Inc., a California based management, advisory and investment company.
Criminal convictions in the last five years: Mr. Lichti has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Northstrive Fund is a Delaware limited partnership. Mr. Lichti is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable. This Amendment reports only the disposition of all shares previously reported on the Schedule 13D and no additional securities were acquired since the Schedule 13D filed with the SEC on March 11, 2026 As of the date of this Amendment, the Reporting Persons beneficially own 0 shares of the Issuer's Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: Since the filing of the Reporting Persons' Schedule 13D with the SEC on March 11, 2026, the Reporting Persons have disposed of all shares of common stock of the Issuer. As of June 2, 2026, the Reporting Persons no longer beneficially own any shares of the Issuer's Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment, the Reporting Person do not beneficially own any shares of the Issuer's common stock. The information set forth on the cover pages of this Amendment is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Sole power to vote or to direct the vote:
Braeden Lichti: 0 shares
Northstrive Fund II LP: 0 shares

Shared power to vote or to direct the vote:
Braeden Lichti: 0 shares
Northstrive Fund II LP: 0 shares

Sole power to dispose or to direct the disposition of:
Braeden Lichti: 0 shares
Northstrive Fund II LP: 0 shares

Shared power to dispose or to direct the disposition:
Braeden Lichti: 0 shares
Northstrive Fund II LP: 0 shares
Transactions in the class effected during the past sixty days: The information set forth in Item 3 above is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 2, 2026, the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer's outstanding Common Stock. This Amendment is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information in Items 3 and 4 is incorporated herein by reference.

## Signatures
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti (06/02/2026)
- Northstrive Fund II LP: /s/ Braeden Lichti, Braeden Lichti/Manager (06/02/2026)